EX-99.(c) – Proxy Voting Policies and Procedures

Proxy Voting Guidelines and Procedures

TCW, through certain subsidiaries and affiliates of acts as investment advisor for a variety of clients, including US-registered investment companies. TCW has the right to vote proxies on behalf of its registered investment company clients, and believes that proxy voting rights can be a significant asset of its clients’ holdings. Accordingly, TCW seeks to exercise that right consistent with its fiduciary duties on behalf of its clients. This policy applies to all discretionary accounts over which TCW has proxy voting responsibility or an obligation to provide proxy voting guidance with respect to the holdings it advises on a model or wrap basis.

While the Global Portfolio Proxy Voting Guidelines (the “Guidelines”) outlined here are written to apply internationally, differences in local practice and law make a universal application of these guidelines impractical. As a consequence, it is important to note that each proposal is considered individually, reflecting the effects on the specific company and unique attributes of the industry and/or geography. In addition, this document serves as a set of general guidelines, not hardcoded rules, which are designed to aid us in voting proxies for TCW and not necessarily in making investment decisions. At TCW, we reserve the right in all cases to vote in contravention of these Guidelines, where doing so is judged to represent the best interests of its clients in the specific situation.

Engagement Philosophy

Engagement and stewardship are integral components of our research and investment processes, as we seek to deliver on our clients’ financial objectives. We are guided by our role as fiduciaries and have implemented our stewardship practices in pursuit of strong financial performance. We believe our deep fundamental research model positions us well for constructive engagement, including proxy voting, with issuers around the world.

Through informed, active ownership, we are confident we can impact issuer behavior by encouraging what we consider best practices on material issues to benefit our clients, financial markets, and the global economy.

Accordingly, our engagement practices are continuing to evolve.

TCW has a large and important platform, providing opportunity to engage with issuers. Direct engagement with issuers covers a range of issues, including balance sheet management, corporate strategy, financial performance and risk, governance, adaptability, and sustainability themes. This engagement is an essential and a growing part of our investment process. Portfolio managers, industry analysts, and ESG analysts all collaborate in an ongoing dialogue with issuers, as well as suppliers, customers, and competitors. Maintaining this ongoing dialogue is central to how we implement our stewardship responsibilities and informs the investment decisions we make on behalf of our clients. For ESG engagement in particular, it should be noted that just dialoguing with issuers that already demonstrate a comprehensive approach to ESG is only one key facet of engagement. It’s also important to engage with issuers that have less advanced sustainability practices. By engaging with those early in their sustainability journey, or those that have begun to implement sustainability goals but not yet fully achieved the desired results, TCW may be able to have a direct influence with issuers. Such engagement may benefit all stakeholders, including financial market participants, the global community, environment, and individual constituents. TCW is continuing to evaluate and build on its ability to have impactful dialogues that will lead to such benefits.

Engagement is a long-term and dynamic process that evolves over multiple years. While change may take years to materialize, analysts will continue to enhance, reinforce and monitor ESG engagement objectives as part of a regular interaction with issuers. The lack of response or progress from issuers will be reflected in ESG assessments. Insufficient progress on engagement themes and/or reluctance to engage with TCW will be flagged and may result in investment changes.

Proxy Voting Procedures

TCW will make every reasonable effort to execute on proxy votes on behalf of its clients prior to the applicable deadlines. However, TCW often relies on third parties, including custodians and clients, for the timely provision of proxy ballots. TCW may be unable to execute on proxy votes if it does not receive requisite materials with sufficient time to review and process them.

Proxy Committee

In order to carry out its fiduciary responsibilities in the voting of proxies for its clients, TCW has established a proxy voting committee (the “Proxy Committee”). The Proxy Committee generally meets quarterly (or at such other frequency as determined by the Proxy Committee), and its duties include establishing and maintaining proxy voting guidelines and procedures (the “Guidelines”), overseeing the internal proxy voting process, and reviewing proxy voting proposals and issues that may not be covered by the Guidelines. The Proxy Committee has been working with TCW’s equity investment teams to evolve TCW’s engagement process, proxy voting philosophy, scope of coverage, and execution.

Proxy Voting Services

TCW also uses outside proxy voting services (each an “Outside Service”) to help manage the proxy voting process. An Outside Service facilitates TCW’s voting according to the Guidelines (or, if applicable, according to guidelines submitted by TCW’s clients) by providing proxy research, an enhanced voting technology solution, and record keeping and reporting system(s). To supplement its own research and analysis in determining how best to vote a particular proxy proposal, TCW may utilize research, analysis or recommendations provided by the proxy voting service on a case-by-case basis. TCW does not as a policy follow the assessments or recommendations provided by the proxy voting service without its own determination and review. Under specified circumstances described below involving potential conflicts of interest, an Outside Service may also be requested to help decide certain proxy votes. In those instances, the Proxy Committee shall review and evaluate the voting recommendations of such Outside Service to ensure that recommendations are consistent with TCW’s clients’ best interests.

Sub-Advisor

Where TCW has retained the services of a Sub-adviser to provide day-to-day portfolio management for the portfolio, the Adviser may delegate proxy voting authority to the Sub-Adviser; provided that the Sub-Adviser either (1) follows the Adviser’s Proxy Voting Policy and Procedures; or (2) has demonstrated that its proxy voting policies and procedures (“Sub-Adviser’s Proxy Voting Policies and Procedures”) are in the best interests of the Adviser’s clients and appear to comply with governing regulations. TCW also shall be provided the opportunity to review a Sub-Adviser’s Proxy Voting Policy and Procedures as deemed necessary or appropriate by TCW.

Conflicts of Interest

In the event a potential conflict of interest arises in the context of voting proxies for TCW’s clients, TCW will cast its votes according to the Guidelines or any applicable guidelines provided by TCW’s clients. In cases where a conflict of interest exists and there is no predetermined vote, the Proxy Committee will vote the proposals in a manner consistent with established conflict of interest procedures.

Proxy Voting Information and Recordkeeping

Upon request, TCW provides proxy voting records to its clients. TCW shall disclose the present policy as well as the results of its implementation (including the way TCW has voted) on its website in accordance with applicable law.

TCW or an Outside Service will keep records of the following items: (i) these Proxy Voting Guidelines and any other proxy voting procedures; (ii) proxy statements received regarding client securities (unless such statements are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system); (iii) records of votes cast on behalf of clients (if maintained by an Outside Service, that Outside Service will provide copies of those records promptly upon request); (iv) records of written requests for proxy voting information and TCW’s response; and (v) any documents prepared by TCW that were material to making a decision how to vote, or that memorialized the basis for the decision. Additionally, TCW or an Outside Service will maintain any documentation related to an identified material conflict of interest.

TCW or an Outside Service will maintain these records in an easily accessible place for at least five years from the end of the fiscal year during which the last entry was made on such record. For the most recent two years, TCW or an Outside Service will store such records at its principal office.

International Proxy Voting

While TCW utilizes these Proxy Voting Guidelines for both international and domestic portfolios and clients, there are some significant differences between voting U.S. company proxies and voting non-U.S. company proxies. For U.S. companies, it is relatively easy to vote proxies, as the proxies are automatically received and may be voted by mail or electronically.

For proxies of non-U.S. companies, although it is typically both difficult and costly to vote proxies, TCW will make every reasonable effort to vote such proxies.

Our Approach to Proxy Voting

The Guidelines reflect TCW’s general position and practice on certain key issues, including ESG issues. To preserve the ability of its portfolio managers to make the best decisions in each case as stated previously, the Guidelines listed are intended only to provide context on topical issues. The full set of Guidelines are reviewed and updated as necessary, but at least annually, by the Proxy Committee.

In making proxy voting decisions, one key consideration, among other themes discussed below, is the materiality of ESG to a company’s business activity and relevance to shareholder value. TCW believes that ESG issues can affect the performance of investment portfolios (to varying degrees across companies, sectors, regions, asset classes and through time). As a signatory to the United Nations Principles for Responsible Investment, TCW also recognizes that applying certain ESG principles may better align investors with broader objectives of society.

ESG factors constitute an increasingly important component of TCW’s overall proxy voting philosophy, which continues to be founded on the investment teams’ assessment of the best interests of our clients, always guided by their particular investment objectives. In addressing corporate issues, ESG factors typically play a role consistent with TCW’s analysis. It is ultimately the portfolio manager’s decision, what is in the best interests of the clients in each particular case.

Additional Information

A description of TCW’s policies and procedures relating to proxy voting and class actions can also be found in the firm’s Part 2A of Form ADV. A copy of TCW’s Form ADV is available to clients upon request to the Proxy Specialist.